       1	                UNITED STATES
                    SECURITY AND EXCHANGE COMMISSION
                        Washington, DC 20549


                        SCHEDULE 13G
            Under the Securities Exchange Act of 1934
                (Admendment No. ________)*

    Smartflex Systems Inc   COM         14312 Franklin Ave
                                        Tustin, CA  92781-2088
________________________________________________________________
                         (Name of Issuer)

                      Common Stock
                 ________________________________
                 (Title of Class of Securities)

			       83169K108
			 	___________
				(Cusip #)

Check the following box if a fee is being paid with this statement ___.
(A fee is not required only if the filing person : (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no admendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    83169K108  	13G			Page _____of_____Pages

1) Name of Reporting Person
   S.S. or I.R.S. Identification no. of above person

	Dalton, Greiner, Hartman, Maher & Co
	1100 Fifth Avenue South Suite 301
	Naples, FL 34102

	I.R.S Identification 59-3418454

2) Check the Appropriate box if a Member of a group*



3) SEC Use Only


4) Citizenship or place of Organization

	United States

Number of		5) Sole Voting Power
Shares
Beneficially			370,400
Owned by
Each			6) Shared Voting Power
Reporting
Person With
			7) Sole Dispositive Power

					387,400

			8) Shared Dispositve Power


9) Aggregate Amount Beneficially owned by each reporting person

		387,400

10) Check Box if the aggregate amount in row (9) excludes certain Shares


11) Percent of Class Represented by Amount in Row 9

	6.11%

12) Type of Reporting Person *

	IA

         *See Instructions before Filling Out

ITEM 5	Ownership of Five Percent of Less of a Class :
			Not Applicable

ITEM 6	Ownership of more than five percent on behalf of another
		person:
			Not Applicable

ITEM 7	Identification and Classification of the subsidiary which
		acquired the security being reported on by the parent holding company :

			Not Applicable

ITEM 8	Identification and Classification of Members of the Group:
			Not Applicable

ITEM 9	Notice of Dissolution of Group:
			Not Applicable

ITEM 10	Certification :
		The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

		By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

						SIGNATURE
		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					February 9, 1998

					Dalton, Greiner, Hartman, Maher & Co

					By : Michael W. Keeler\s\
					_________________________

					Name : Michael W. Keeler
					Title : Vice President of Finance